Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Berkshire Hathaway Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Berkshire Hathaway Inc. NYSE:BRK: Due to the company’s FAILURE to:

●	Commit to implementing the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) framework,
●	Announce a full phase-out of coal-fired generation or the end of unrestricted coal underwriting from its insurance business in a manner that is consistent with the IEA’s Below 2°C Scenario, and
●	Set a company-wide ambition to achieve net zero greenhouse gas (GHG) emissions by 2050;

Vote AGAINST:

●	Warren E. Buffett (Item 1.1),
●	Charles T. Munger (Item 1.2),
●	Gregory E. Abel (Item 1.3),
●	Howard G. Buffett (1.4),
●	Susan A. Buffett (1.5),
●	Stephen B. Burke (1.6),
●	Kenneth I. Chenault (1.7),
●	Christopher C. Davis (1.8),
●	Susan L. Decker (Item 1.9),
●	Charlotte Guyman (1.10),
●	Ajit Jain (Item 1.11),
●	Thomas S. Murphy, Jr. (Item 1.12),
●	Ronald L. Olson (Item 1.13),
●	Wallace R. Weitz (Item 1.14),
●	Meryl B. Witmer (Item 1.15).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Berkshire Hathaway Inc. is a holding company owning subsidiaries engaged in numerous diverse business activities. Among Berkshire Hathaway’s most important subsidiaries are insurance businesses conducted on both a primary basis and a reinsurance basis and a group of utility and energy generation and gas distribution businesses, organized under Berkshire Hathaway Energy, of which Berkshire Hathaway currently has a 92% ownership interest.1

Berkshire Hathaway Energy (BHE) had the fourth-highest CO2 emission (CO2 MT) among electric power producers in the U.S.2 while generating the ninth-most electricity.3 BHE’s generation mix is primarily coal-fueled, and in 2022 BHE relied on fossil fuel sources for 58% of its total generation.4 The company is among the 166 target companies named by Climate Action 100+ as the most significant global emitters and “key to driving the global net zero emissions transition.”5

Berkshire Hathaway’s insurance operation was recently identified as a top provider of insurance coverage to the coal industry by Insure Our Future.6 Insurance companies are in a unique position to accelerate the transition to a renewable energy future. Fossil fuel projects and operations require insurance to initiate and operate. Many major insurance companies have backed away from insuring new coal projects.7 A critical mass of insurers have begun limiting coverage for conventional oil and gas projects,8 including Chubb Limited,9 one of the world's most significant publicly-traded property and casualty insurers.

Investors should hold the entire board of directors accountable at companies that have failed to set a net zero ambition that covers corporate-wide GHG emissions and disclose the impacts of climate-related risks and opportunities on the organization’s businesses and strategy.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators, while still focusing on the core pillars of target setting, disclosure and measurement, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	X
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	X
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	X
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	X
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	X
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 target.	X
Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

Berkshire Hathaway has not announced a net zero by 2050 ambition for its insurance operations. A crucial step for any insurer in aligning its activities to limiting warming to 1.5°C is committing to reducing its scope 3 insured emissions to net zero by 2050 at the latest. BHE’s 2021 statement of “striving to achieve net zero greenhouse gas emissions by 2050 in a manner our customers can afford, our regulators will allow and technology advances support”10 does not apply to the company as a whole, making Berkshire Hathaway one of the few Climate Action 100+ U.S.-based companies without a net zero ambition.11

BHE’s medium-term target is only a 50% reduction in CO2 emissions by 2030 from 2005 levels.12 When applied to the company’s U.S. utilities, its decarbonization trajectory does not align with the IEA’s 2035 deadline for net zero emissions from electricity generation in advanced economies.13 Furthermore, according to its most recent CDP disclosure, BHE does not account for its scope 3 emissions.14 As a result, BHE’s U.S. utilities15 lag behind its vertically integrated electric and gas utilities peers that have incorporated certain scope 3 carbon emissions, such as upstream methane and carbon emissions related to purchased fossil gas and downstream carbon emissions from customers’ consumption, within net zero goals.16 17

BHE Pipeline Group transported approximately 15% of the total fossil gas consumed in the U.S. in 2021.18 That same year, BHE’s natural gas transmission and storage operations reported 396,155 metric tons of methane expressed as CO2 equivalence/year combined.19 Methane emissions significantly contribute to global temperature rise,20 and transmission and storage operators must disclose targets that account for methane emissions aligned with the goal of limiting global warming to 1.5°C.

Disclosure and Measurement

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 10.1	The company has committed to implement the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).	X

Berkshire Hathaway has not committed to implementing the recommendations of the TCFD framework. Among the 45 U.S.-based Climate Action 100+ focus companies, Berkshire Hathaway is the only one that has failed to take the initial step of disclosing the impacts of climate-related risk and opportunities on the organization’s businesses and strategy.21 In response to a shareholder proposal requesting the publication of an annual physical and transitional climate-related risk and opportunities assessment in accordance with TCFD recommendations,” the company’s Board recommended against the proposal and referred shareholders to operating company reports that are linked on its website.22

Capital allocation and investment plans

Climate Action 100+ Net Zero Benchmark Indicators
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Coal Phase-Out	Has the company announced a full phase-out of coal units by 2040 that is consistent with Carbon Tracker Initiative's (CTI’s) interpretation of the International Energy Agency’s (IEA’s) Beyond 2°C Scenario (B2DS)?	X
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Gas Phase-Out	Has the company announced a full phase-out of gas units by 2050 that is consistent with CTI's interpretation of the IEA’s B2DS?	X

BHE has not announced a full phase-out of its coal units. In fact, the company plans to generate electricity from coal-fired plants through 2049.23 According to Carbon Tracker data within the Climate Action 100+ Benchmark, 42% of BHE’s operating and planned coal capacity is misaligned with the IEA’s B2DS, let alone a 1.5°C scenario which would require even faster closure timelines.24

Additionally, BHE projects fossil gas will account for more than 20% of its power generation capacity in 2030,25 and it will remain a part of the company’s energy mix through 2050.26 Consequently, 42% of BHE’s operating and planned gas capacity is misaligned with the IEA’s B2DS, let alone a 1.5°C scenario.27

Fossil fuel exclusion policies

Insure Our Future 2022 Scorecard Indicator
Fossil fuel exclusion policies	Robust exclusion policies and exit strategies to immediately end all insurance coverage for coal projects and companies, end insurance for new oil or gas expansion projects, and begin phasing out support for oil and gas companies, in line with a 1.5°C pathway	X

Berkshire Hathaway’s insurance operations continue to underwrite and invest in fossil fuels without restrictions. In contrast to most major global insurers, Berkshire placed no limits on insuring new coal projects.28 In 2022 two of Berkshire’s U.S.-based peers, AIG and Travelers, committed to ruling out the underwriting of new coal projects.29 Moreover, as of March 2023, Chubb announced that it would implement stricter exclusion policies and underwriting criteria for oil and gas projects.30 Berkshire’s absolute lack of policy to phase out the provision of insurance and investment in fossil fuels puts it out of step with its U.S.-based peers and severely misaligned with a 1.5°C pathway.

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.	32%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	31%

BHE’s engagement with U.S. climate policy has been negative. Specifically, there is an increasingly significant misalignment between BHE’s climate policy engagement and the goals of the Paris Agreement. Though BHE does not disclose its positions on climate-related policy, as of 2021, the company’s leadership had gone so far as to publicly advocate for the role of coal in the nation's energy mix.31

BHE does not publicly disclose its memberships to industry associations.32 However, BHE appears to be a member of several groups that actively oppose U.S. climate policy, such as the American Gas Association33 - which has coordinated multiple efforts to preempt building electrification mandates.34

Conclusion: Berkshire Hathaway has failed to set a company-wide ambition to achieve net zero GHG emissions by 2050, commit to implementing the recommendations of the TCFD framework, and announce a full phase-out of coal-fired generation units or the end of coal underwriting for its insurance business in a manner that is consistent with the IEA’s B2DS. Therefore, we recommend that shareholders vote AGAINST the entire slate of management-sponsored directors at the company’s annual meeting on May 6, 2023.

1 Berkshire Hathaway Inc. SEC Filing on Form 10-K for fiscal year ended Dec 31, 2022, https://www.sec.gov/ix?doc=/Archives/edgar/data/1067983/000095017023004451/brka-20221231.htm, p. K-1 and p. K-7.

2 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 14

3 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 9

4 Berkshire Hathaway, EEI Financial Conference, November 2022, https://www.brkenergy.com/assets/pdf/eei-presentations/2022-eei-presentation.pdf, p. 21

5 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/, accessed April 10, 2023

6 Insure Our Future, 2022 Scorecard on Insurance, Fossil Fuels and the Climate Emergency, October 2022, https://insure-our-future.com/wp-content/uploads/2023/02/SP-IOF-2022-Scorecard-v0.8-online-3.pdf, p. 15

7 Insure Our Future, 2022 Scorecard on Insurance, Fossil Fuels and the Climate Emergency, October 2022, https://insure-our-future.com/wp-content/uploads/2023/02/SP-IOF-2022-Scorecard-v0.8-online-3.pdf, p. 15

8 Insure Our Future, “With new coal uninsurable, insurers start to move on oil and gas,” press release, October 19, 2022, https://global.insure-our-future.com/with-new-coal-uninsurable-insurers-start-to-move-on-oil-and-gas/

9 Leslie Scism and Rhiannon Hoyle, “Insurer Chubb Demands Energy Producers Cut Methane Emissions for Coverage,” Wall Street Journal, March 22, 2023, https://www.wsj.com/articles/insurer-chubb-demands-energy-producers-cut-methane-emissions-for-coverage-52251222

10 Berkshire Hathaway, “Environmental Respect” About Us, https://www.brkenergy.com/about-us/environmental-respect.aspx, accessed April 10 2023

11 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

12 Berkshire Hathaway, EEI Financial Conference, November 2022, https://www.brkenergy.com/assets/pdf/eei-presentations/2022-eei-presentation.pdf, p. 10

13 IEA, Achieving Net Zero Electricity Sectors in G7 Members, October 2021, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf, p. 38 (pertaining to the IEA Net Zero by 2050 scenario)

14 CDP, “Berkshire Hathaway Energy CDP Responses”, (website), https://www.cdp.net/en/responses/862633/Berkshire-Hathaway-Energy, accessed April 10, 2023

15 MidAmerican Energy, Iowa Homeland Security ConferenceGrid Operation and Event Response, October 2022, https://homelandsecurity.iowa.gov/wp-content/uploads/2022/11/108-109-D-Custer_MidAmerican.pdf, p. 2 (MidAmerican services 1.6 million electric and natural gas customers in four Midwestern states); NV Energy, “Service Territory,” (website), https://www.nvenergy.com/about-nvenergy/our-company/territory, accessed April 10, 2023 (NV Energy provides electric and gas services to Northern Nevada)

16 Duke Energy, “Duke Energy expands clean energy action plan,” Duke Energy News Center, February 9, 2022, https://news.duke-energy.com/releases/duke-energy-expands-clean-energy-action-plan

17 Dominion Energy, “Net Zero,” (website), https://www.dominionenergy.com/our-company/netzero, accessed April 10, 2023 (Dominion Energy has committed to achieving NZE by 2050)

18 Berkshire Hathaway, EEI Financial Conference p. 7

19 Berkshire Hathaway Energy, Gas Company ESG/Sustainability Quantitative Information, April 2022, https://www.brkenergy.com/assets/pdf/sustainability-berkshire-hathaway-energy-aga-2021.pdf calculated using figures from p. 2

20 IEA, “Methane and climate change”, (website), https://www.iea.org/reports/global-methane-tracker-2022/methane-and-climate-change, accessed April 10, 2023

21 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

22 SEC, “Berkshire Hathaway, Inc.”, Schedule 14A (Proxy Statement), 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/1067983/000119312523073948/d362436ddef14a.htm, p. 13

23 Berkshire Hathaway, EEI Financial Conference, November 2022, p. 27

24 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

25 Berkshire Hathaway, EEI Financial Conference, p. 21

26 Berkshire Hathaway, EEI Financial Conference, p. 10

27 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

28 Insure Our Future, 2022 Scorecard on Insurance, Fossil Fuels and the Climate Emergency, October 2022, https://insure-our-future.com/wp-content/uploads/2023/02/SP-IOF-2022-Scorecard-v0.8-online-3.pdf, p. 6

29 Insure Our Future, 2022 Scorecard on Insurance, Fossil Fuels and the Climate Emergency, October 2022, https://insure-our-future.com/wp-content/uploads/2023/02/SP-IOF-2022-Scorecard-v0.8-online-3.pdf, p. 6

30 Chubb, “Chubb Announces New Climate and Conservation-Focused Underwriting Standards for Oil and Gas Extraction,” News Release, March 22, 2023, https://news.chubb.com/2023-03-22-Chubb-Announces-New-Climate-and-Conservation-Focused-Underwriting-Standards-for-Oil-and-Gas-Extraction

31 InfluenceMap, “Berkshire Hathaway,” LobbyMap, https://lobbymap.org/company/Berkshire-Hathaway/projectlink/Berkshire-Hathaway-In-Climate-Change, accessed April 10, 2023

32 InfluenceMap, “Berkshire Hathaway,” LobbyMap

33 InfluenceMap, “Berkshire Hathaway,” LobbyMap

34 InfluenceMap, “American Gas Association,” LobbyMap, https://lobbymap.org/influencer/American-Gas-Association-bc1dc2f7fbce7747ce06e6c537cb8fdc, accessed April 10, 2023